Exhibit 99.1

GRUPO FINANCIERO GALICIA S.A.

April 3, 2013

Buenos Aires

To: National Director of Companies with Government Investment

(Director Nacional de Empresas con Participación del Estado – DNEPE)

Mr. Cristian Girard

Re: Information required by the DNEPE N° 058/13

Dear Sirs,

We are writing to provide you with the information that requested from Grupo Financiero Galicia S. A. (the “Company”) in respect of the next Ordinary Shareholders’ Meeting to be held on April 15, 2013. The information requested is as follows:

1) Examination of the business affairs of our subsidiary, Banco de Galicia y Buenos Aires S.A. (the “Bank”), and the voting decisions to be adopted by the Company over certain issues to be discussed at the Bank’s next Shareholders´ Meeting.

The Board of Directors will propose that the Company’s representative should be given instructions to attend the Bank’s Ordinary Shareholders’ Meeting to be held on April 15 2013, to cast the following votes:

a) in favor of the proposals from the Bank’s Board of Directors when voting on items 1, 2, 3, 5, 6, 7, 10, 11 and 12 of the shareholders’ meeting agenda.

b) in favor of approving the performance of the Board of Directors and of the Syndics’ Committee when voting on item 4 of the shareholders’ meeting agenda.

c) in favor of establishing seven (7) regular directors and five (5) alternate directors. As the terms of two (2) regular directors, Mr. Pablo María Garat and Mr. Ignacio Abel González, are set to expire, and considering that Mr. Luis María Ribaya has announced his resignation, both of which will affect the next shareholders’ meeting and leaving three (3) positions on the board of directors vacant, such representative shall vote to (i) accept the resignation of Mr. Luis María Ribaya and (ii) re-elect Messrs. Luis María Ribaya, Pablo María Garat and Ignacio Abel González as Regular Directors for a three-year period. As the terms of two (2) alternate directors, Mr. Julio Pedro Naveyra and Mr. Osvaldo Héctor Canova, are set to expire, and the alternate director, Mr. Enrique García Pinto, announced his resignation, both of which will affect the next shareholders’ meeting, such representative shall vote to: (i) accept the resignation of Mr. Enrique García Pinto and (ii) elect Mr. Augusto Zapiola Macnab and Mr. Oscar José Falleroni and re-elect Mr. Enrique García Pinto as alternate directors for a three-year period, when voting on items 8 and 9 of the shareholders’ meeting agenda.

GRUPO FINANCIERO GALICIA S.A.

Additionally, when voting for and in connection with regular and alternate syndics, such representative shall vote to : (i) re-elect Mr. Enrique M. Garda Olaciregui, Mr. Norberto D. Corizzo and Mr. Luis A. Diaz as regular syndics, and (ii) re-elect Mr. Miguel N. Armando and Mr. Fernando Noetinger and elect Mr. Horacio Tedín as alternate syndics.

2) Examination of the Balance Sheet, Income Statement and other documents as set forth under Section 234, subsection 1 of the Commercial Companies Law and the Annual Report and Report of the Supervisory Syndics’ Committee for the fiscal year ended December 31, 2012.

It is hereby confirmed that the Company and the Bank filed the documentation required pursuant to Section 234, subsection 1 of the Commercial Companies Law with the Comisión Nacional de Valores (the “CNV”), in accordance with existing rules and regulations. As filed therewith, such documentation is available to all investors.

In addition, it is hereby confirmed that the Company’s Balance Sheet and Annual Report, dated as of December 31, 2012, were unanimously approved by the Board of Directors on February 14, 2013 and March 11, 2013, respectively.

3) Treatment to be given to the results of operation for the fiscal year ended December 31, 2012 and dividend distribution.

The distribution of retained earnings for the fiscal year ended December 31, 2012 was unanimously approved by the Board of Directors of the Company on February 14, 2013. Information regarding such distribution is available in the Company’s annual report, which is available to the general public on the CNV’s website.

4) Approval of the performance of each of the Board of Directors and the Supervisory Syndics Committee.

The proposals in respect of the performance reviews of each of the Board of Directors and the Supervisory Syndics Committee of the Company shall be made by the shareholders at the Shareholders’ Meeting on April 15, 2013.

5) Supervisory Syndics Committee compensation.

The Supervisory Syndics Committee’s compensation allocated on the Balance Sheet for the fiscal year ended December 31, 2012 amounts to Ps. 979,762. Such compensation amount will be approved at the Ordinary Shareholders’ Meeting to be held on April 15, 2013. The compensation approved for the fiscal years ended December 31, 2011 and 2010 amounted to Ps. 850,000 and Ps. 976,000, respectively.

GRUPO FINANCIERO GALICIA S.A.

6) Board of Directors compensation.

The proposal in respect of the compensation for the Board of Director for the fiscal year ended December 31, 2012 was filed with the CNV on March 26, 2013 and is available on the CNV’s website in accordance with existing rules and regulations. Such compensation proposal corresponds to the compensation of the independent directors and members of the Audit Committee.

Advance payments distributed to the Board of Directors during the fiscal year ended December 31, 2012 amounted to Ps. 747,292.

The proposed compensation amounts to 0.07% of the Company’s profit for the fiscal year ended December 31, 2012, which is in accordance with the applicable regulations established by the CNV and the Argentine law.

The compensation for the members of the Board of Directors for the fiscal years ended December 31, 2011 and 2010 amounted to Ps. 512,000 and Ps. 990,000 respectively.

7) Ad-referendum authorization to the Board of Directors to make advance payments in respect of directors’ fees during the 2013 fiscal year, ad-referendum of the shareholders’ meeting that considers the documentation corresponding to said fiscal year.

The Board of Directors will propose the shareholders to grant such authorization to the Board of Directors.

8) Determination of the number of directors and alternate directors and, if appropriate, election thereof for the term established by the Company’s bylaws.

Certain shareholders have indicated that they will request that the number of directors be set at eight (8) regular directors and four (4) alternate directors. Since the terms of the regular directors Mr. Eduardo J. Escasany, Mr. Pablo Gutierrez and Mr. Luis O. Oddone are set to expire, the shareholders will propose the re-election of the above-mentioned directors as regular directors for a three-year period. Since none of the terms of the current alternate directors are set to expire during the 2013 fiscal year, the Board of Directors will not make proposals related thereto.

GRUPO FINANCIERO GALICIA S.A.

9) Election of three syndics and three alternate syndics for a one-year term.

Certain shareholders have indicated that they will propose at the Shareholders’ Meeting that Mr. Enrique M. Garda Olaciregui, Mr. Norberto D. Corizzo and Mr. Luis A. Diaz be re-elected as regular syndics and Mr. Miguel N. Armando, Mr. Fernando Noetinger and Mr. Horacio Tedín be re-elected as alternate syndics.

10) Compensation of the independent accountant certifying the Financial Statements for the fiscal year ended December 31, 2012.

The Board of Directors will submit a proposal at the Shareholders’ Meeting in order to set the compensation of the accountants certifying the Financial Statements for the fiscal year ended December 31, 2012 in an amount equal to Ps.1,017,000. Such compensation amounted to Ps. 814,853 and Ps. 692,760 for the fiscal years ending December 31, 2010 and 2011, respectively.

11) Appointment of the independent and alternate accountant to certify the Financial Statements for the 2013 fiscal year.

In accordance with the information filed with the CNV on March 18, 2013, the Board of Directors will propose at the Shareholders’ Meeting that Diego Luis Sisto and Edgardo Horacio Sajón, from Price Waterhouse & Co. S.R.L., be appointed as independent accountant and alternate accountant, respectively, to certify the Financial Statements for the 2013 fiscal year.

12) Extension of the period of effectiveness and update of the global program for the issuance of simple, short, mid-and/or long-term Notes, non-convertible into shares, which was approved at the Ordinary Shareholders’ Meetings held on March 9, 2009. The global program’s terms and conditions were approved by the Board of Directors at the meeting held on March 9, 2009.

The global program for the Issuance of short-, mid- and/or long-term Notes for a face value of US$ 60,000,000 (or its equivalent in other currencies) and the public offer of each class of Notes have been authorized pursuant to Resolution No. 16,133 of the CNV, dated as of April 29, 2009. The global program’s terms and conditions are specified on the prospectus related thereto, which is available on the CNV’s website. Since the global program will be effective until April 29, 2014, it is necessary to commence the procedures required to extend such term.

A five year extension is necessary in order to face the Company’s indebtedness and the maturity of the outstanding notes (Class II, Series III for US$ 27 million due in May 2013 and Class III for Ps. 78 million due in February 2014).

GRUPO FINANCIERO GALICIA S.A.

13) Delegation of the necessary powers to the Board of Directors and/or sub-delegation to one or more of its members and/or to one or more members of the Company’s management and/or to whom the Board of Directors designates in order to determine the terms and conditions of the global program for the issuance of simple, short, mid-and/or long-term Notes, non-convertible into shares and the Notes that will be issued under such program.

Although the terms and conditions of the global program have been determined by the Shareholders’ Meeting which initially approved such program, the powers to be delegated to the Board of Directors by the Shareholders’ Meeting to be held on April 15, 2013, are necessary in order to: (i) resolve the issuance of a new Notes in accordance with the maximum amount allowed under the global program and (ii) define any terms or conditions that have been not resolved by the Shareholders’ Meeting that created the global program.

Such delegation is required in order to expedite the approval of a new issuance as necessary. The delegation of powers is consistent with market practice and is provided for under Article 9 of Law No. 23,576, as amended, which states that “[S]ome terms and conditions can be delegated to the administrative management: a) in the case of simple Negotiable Obligations: the determination of all or some of their terms of issuance within the amount authorized, including date, price, terms and conditions of payment”.

14) Provide the current capital structure of the Company, including classes of shares outstanding and the holders thereof.

Please see attached Annex I, which describes the Company’s current capital structure, classes of shares outstanding and the holders thereof.

Yours faithfully,

Pedro A. Richards
Attorney-at-law

GRUPO FINANCIERO GALICIA S.A.

Annex I – Shareholders as of December 31, 2012

Class “A” Shares

Shareholder	Amount of Shares	% of Class A shares	% of total votes
EBA Holding S.A.	281,221,650	100%	59,4%

Class “B” Shares

Shareholders	Amount of Shares	% of Class B shares	% of total votes
The Bank of New York Mellon(*)	221,894,290	23,1%	9,4%
ANSES	264,221,559	27,5%	11,2%
Other shareholders	474,069,518	49,4%	20,0%

(*)

According Argentine regulations, all class B shares represented by American Depositary Shares (“ADS”) are registered under the depositary, The Bank of New York Mellon. The depositary’s address is 101 Barclay Street, 22nd Floor, New York 10286.

This constitutes an unofficial English translation of the original Spanish document. The Spanish document shall govern all respects, including matters related to interpretation.